Exhibit 1.3

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The shareholders of the Bank, by resolution passed at the Extraordinary General Meeting held on 27th March 2008, have approved the amendment to the Memorandum and Articles of Association of the Bank.

The Clause V of the Memorandum of Association and Article 4 of the Articles of Association, as amended, are as under:

Clause V –

‘The Capital of the Company is Rs. 550,00,00,000/- (Rupees Five Hundred and Fifty Crores only) divided into 55,00,00,000 (Fifty Five Crores) Equity Shares of Rs. 10/- each with a power to increase or reduce the share capital.’

Article 4 –

‘The Authorised Capital of the Company will be as stated in Clause V of the Memorandum of Association from time to time with power to increase or reduce the said Capital and to issue any part of its Capital original or increased with or without any priority or special privilege subject to the restrictions, if any, under the Banking Regulation Act, 1949 or subject to any postponement of rights or to any conditions or restrictions so that unless the conditions of issue otherwise prescribe such issue shall be subject to the provisions herein contained.’